

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2024

Shantanu Gaur
Chief Executive Officer
Allurion Technolgies, Inc.
11 Huron Drive
Natick, MA 01760

> **Re: Allurion Technolgies, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted May 28, 2024**
> **CIK No. 0001964979**

Dear Shantanu Gaur:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas O'Leary at 202-551-4451 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Danielle Lauzon, Esq.